04001473

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43169

SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITIZENS SECURITIES, [redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 COMMERCE WAY
(No. and Street)

PORTSMOUTH (City) NH (State) 03801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LISA A. McDONALD BYRNE (603)766-5606 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERRY, DUNN, McNEIL & PARKER
(Name – *if individual, state last, first, middle name*)

100 MIDDLE STREET (Address) PORTLAND (City) ME (State) 04104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, LISA A. McDONALD BYRNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITIZENS SECURITIFS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa A. McDonald Byrne
Signature

VICE PRESIDENT
Title

Martha E. Petrucci
Notary Public

MARTHA E. PETRUCCI
Notary Public
Commission Expires 9-20-05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERRY, DUNN, MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Citizens Securities, Inc.

We have audited the accompanying statement of financial condition of Citizens Securities, Inc. (the "Company") as of December 31, 2003, and the related statements of income and changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Citizens Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
January 20, 2004

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Statement of Financial Condition

December 31, 2003

ASSETS

Cash and cash equivalents	$ 2,050
Distribution and service fees receivable	249,373
Investment securities	2,118,819
Total assets	$ 2,370,242

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to brokers and dealers	$ 58,583
Deferred tax liability	7,750
Due to affiliate	283,257
Deferred revenue	48,160
Total liabilities	397,750
Commitment (Note 4)	
Stockholder's equity	
Common stock, no par value; authorized 10,000 shares; issued and outstanding, 9,000 shares	45,000
Additional paid-in capital	1,321,422
Accumulated earnings	520,381
Net unrealized gain on securities available for sale	85,689
Total stockholder's equity	1,972,492
Total liabilities and stockholder's equity	$ 2,370,242

The accompanying notes are an integral part of these financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Statement of Income

Year Ended December 31, 2003

Revenues	
Distribution fees	$ 1,686,028
Less commissions and fees to third parties	496,788
Net distribution fees	1,189,240
Other revenue	
Shareholder servicing and administrative fees	1,028,688
Realized loss on sale of securities	(14,764)
Other income, net	192,548
Other revenue	1,206,472
Total revenues	2,395,712
Operating expenses	
Advertising and public relations	89,699
Compensation and related expenses	1,276,887
Marketing fulfillment	156,225
Occupancy	113,960
Telephone usage	17,338
Travel and related costs	54,155
Professional fees	101,630
Other operating expenses	89,162
Total operating expenses	1,899,056
Operating income before income tax	496,656
Provision for income tax	40,600
Net income	$ 456,056

The accompanying notes are an integral part of these financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Earnings	Net Unrealized Gain on Securities Available for Sale	Stockholder's Equity
Balance, January 1, 2003	$ 45,000	$ 1,321,422	$ 1,064,325	$ -	$ 2,430,747
Net income	-	-	456,056	-	456,056
Change in unrealized gain on securities available for sale, net of deferred taxes of $7,750	-	-	-	85,689	85,689
Total comprehensive income	-	-	456,056	85,689	541,745
Distributions	-	-	(1,000,000)	-	(1,000,000)
Balance, December 31, 2003	$ 45,000	$ 1,321,422	$ 520,381	$ 85,689	$ 1,972,492

The accompanying notes are an integral part of these financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 456,056
Adjustments to reconcile net income to net cash provided by operating activities	
Loss on sale of investments	14,764
Change in assets and liabilities	
Due to affiliate	560,047
Distribution and service fees receivable	627,901
Payable to brokers and dealers	14,893
Deferred revenue	48,160
Net cash provided by operating activities	1,721,821
Cash flows from investing activities	
Purchases of investments	(3,185,706)
Proceeds from sales of investments	2,150,000
Net cash used by investing activities	(1,035,706)
Cash flows from financing activities	
Distributions	(1,000,000)
Net cash used by financing activities	(1,000,000)
Net decrease in cash and cash equivalents	(313,885)
Cash and cash equivalents, beginning of year	315,935
Cash and cash equivalents, end of year	$ 2,050

The accompanying notes are an integral part of these financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Notes to Financial Statements

December 31, 2003

1. Corporate Affiliation

Citizens Securities, Inc. (the "Company") is a New Hampshire corporation and a wholly-owned subsidiary of Citizens Advisers, Inc. ("Advisers"), formed to act as the distributor for a registered 1940 Act Series Investment Company, Citizens Funds (the "Funds"). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements is presented below:

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis whereby revenues are recognized when earned and expenses are recognized when incurred.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, corporate checking accounts, and highly liquid investments in money market accounts. The Company invests in Citizens Money Market Fund, which is a series of the Funds. The carrying amount approximates fair value because of the short maturity of these instruments. These investments are considered cash equivalents for the purpose of reporting cash flows.

Investment Securities

The Company has classified its investment securities as investments available for sale.

Investments available for sale are stated at market value. Changes in net unrealized gains or losses are recorded as an adjustment to stockholder's equity until realized. Market values of securities are determined by prices obtained from independent market sources. Realized gains and losses on securities sold are computed on the weighted average cost basis on the trade date. The Company invests in Citizens Ultra-Short Bond Fund, Citizens Balanced Fund and Citizens 300 Fund.

Income Taxes

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. The amount of a deferred tax asset or liability is based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

3. Investment Securities

Securities available for sale have an aggregate fair value of $2,118,819 at December 31, 2003. Gross unrealized losses of $8,421 and gross unrealized gains of $101,860 at December 31, 2003 have been excluded from earnings and reported as a separate component of stockholder's equity, net of deferred taxes.

4. Regulatory Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. The Company's net capital, as computed under Rule 15c3-1, was $1,447,527, which exceeded the required net capital of $7,116 by $1,440,411. The ratio of aggregated indebtedness to net capital at December 31, 2003 was .074 to 1.00.

The Company is exempt from the reserve requirements of Rule 15c3-3 as its broker/dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with its activities as a broker/dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

5. Transactions With Related Parties

The Company performs broker/dealer services under a renewable distribution agreement with Citizens Funds. The Funds' portfolios have approved a distribution plan that, among other provisions, provides for the reimbursement of actual fees and expenses incurred by the Company for distribution-related activities, at a rate of 0% - 0.25% of average net assets on different share classes of the Funds' portfolios.

The Company also provides a number of administrative services to the Funds relating primarily to shareholder services and communications, and is generally reimbursed at a rate approximating the market price of such services, but may charge up to 0.35% based on average daily net assets for one specified series.

Certain officers and directors of the Company are also shareholders, officers and directors of Advisers, and officers and trustees of the Funds.

Administrative services of $2,169,602 were provided to the Company by Advisers during 2003.

6. Income Taxes

The Company is a wholly-owned subsidiary of Advisers. Advisers is a Subchapter S Corporation for federal income tax purposes. Advisers and the Company will pay no federal income tax on its earnings as it will flow through directly to its shareholder for federal income tax purposes. The Company will continue to pay New Hampshire corporate income tax on its earnings.

The Company and Advisers have entered into a state tax allocation arrangement under which the Company is included in the tax return filed by Advisers. The arrangement provides that the Company would pay to or receive from Advisers amounts comparable to the taxes it would have provided on a separate company basis.

The tax provision is reflected in the amount due to affiliate. Deferred taxes relate to unrealized gains on investment securities available for sale.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Supplemental Schedule - Computation of Net Capital
Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2003

Computation of net capital	
Total stockholder's equity from balance sheet	$ 1,972,492
Deductions and/or charges - nonallowable assets (see schedule below)	269,373
Net capital before haircuts on security positions	1,703,119
Haircuts on securities	255,592
Net capital	$ 1,447,527
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 7,116
Minimum dollar requirement of reporting broker	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar requirement)	$ 7,116
Excess net capital	$ 1,440,411
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 106,743
Percentage of aggregate indebtedness to net capital	7.4 %
Schedule of nonallowable assets	
Distribution and service fees receivable	$ 249,373
Other assets	20,000
Total	$ 269,373
Reconciliation of Audited Computation of Net Capital to Unaudited Focus Report	
Net capital per unaudited FOCUS report	$ 1,447,527
Adjustments - decrease in stockholder's equity	524,965
Net capital per audited financial statements	$ 1,972,492

BERRY. DUNN. MCNEIL & PARKER

B D M P

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Citizens Securities, Inc.

In planning and performing our audit of the financial statements of Citizens Securities, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated January 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PORTLAND, ME · BANGOR, ME · LEBANON, NH · MANCHESTER, NH
WWW.BDMP.COM

To the Board of Directors
Citizens Securities, Inc.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
January 20, 2004